BDA ADVISORS INC.

(SEC I.D. No. 8-69049)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2025

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                                      MM/DD/YY   MM/DD/YY

SEC FILE NUMBER

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BDA Advisors Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1270 Ave of the Americas, Suite 2901__
(No. and Street)

__New York__	__NY__	__10020__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Bill Pullano__	__212 265 5300__	__bpullano@bdapartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Assurance Dimensions LLC__
(Name – if individual, state last, first, and middle name)

__3111 N University Dr Ste 621__	__Coral Springs__	__FL__	__33065__
(Address)	(City)	(State)	(Zip Code)

__04/13/2010__	__5036__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R Pullano _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDA Advisors Inc. _____, as of March 27 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
William Pullano   Digitally signed by William Pullano
                                    Date: 2026.03.27 17:39:38 -04'00'

Title:
Financial Operations Manager, FinOp

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



To the Shareholder's
of **BDA Advisors Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BDA Advisors Inc.** as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **BDA Advisors Inc.** as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **BDA Advisors Inc.**'s management. Our responsibility is to express an opinion on **BDA Advisors Inc.**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **BDA Advisors Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of **BDA Advisors Inc.**'s financial statements. The supplemental information is the responsibility of **BDA Advisors Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **BDA Advisors Inc.'s** auditor since 2025.

Assurance Dimensions, LLC
Coral Springs, Florida
March 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

BDA ADVISORS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	63,124
Related party receivables		455,000
Prepaid income taxes		489
Total Assets	$	518,613

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	20,950
Total Liabilities		20,950
Commitments and Contingencies (Note 8)		
Common stock, no par value		20
Additional paid in capital		59,980
Retained earnings		437,663
Total Shareholder's Equity		497,663
Total Liabilities and Shareholder's Equity	$	518,613

BDA ADVISORS INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue	$ 2,066,613
Expenses	
Allocated expenses to related parties	1,380,380
Salaries & benefits	482,687
Rent	84,000
Professional & consulting fees	40,544
Regulatory fees	9,087
Office related	5,810
Total Expenses	2,002,508
Income from operations before taxes	64,105
Provision for income taxes	737
Net Income	$ 63,368

BDA ADVISORS INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Shareholder's Equity
Balance, January 1, 2025	$ 20	$ 59,980	$ 374,295	$ 434,295
Net Income	-	-	63,368	63,368
Balance, December 31, 2025	$ 20	$ 59,980	$ 437,663	$ 497,663

BDA ADVISORS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities:		
Net Income	$	63,368
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) in receivables		(192,000)
(Increase) in prepaid taxes		(489)
(Decrease) in accounts payable and accrued expenses		(79,678)
Net cash used in operating activities		(208,799)
Net decrease in cash		(208,799)
Cash at beginning of the year		271,923
Cash at end of the year	$	63,124
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	1,270
Cash paid for interest	$	-

See accompanying notes to the financial statements.

1.   **ORGANIZATION AND NATURE OF BUSINESS**

BDA Advisors Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has 200 shares authorized and 20 shares issued and outstanding.

The Company is engaged in merger and acquisition ("M&A") advisory services and is licensed to do private placements. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under Footnote 74 of SEC Release No. 34-70073. The Company is not required to have any arrangement with a clearing broker.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

Basic of Presentation

The Company's financial statements are prepared using the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively, Accounting Standards Codification ("ASC") Section 606), which is a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 requires entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps are to be applied:

1) Identify the contract(s) with a customer;
2) Identify the performance obligation(s) in the contract;
3) Determine the transaction price;
4) Allocate the transaction price to the performance obligation(s) in the contract;
5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and revenues are typically collected from the client after such obligations are satisfied.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company performs M&A advisory work in the United States and, from time to time, in connection with the Parent's M&A engagements. See details in Note 5, Related Party Transactions.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2025, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Receivables

Receivables are stated at cost, net of allowance for doubtful accounts if required. The Company reviews the accounts receivable periodically to assess collectability of the outstanding balances. The Company records an allowance for doubtful accounts when a client fails to make required payments and there is doubt about the collectability of individual balances. As of December 31, 2025, management determined that no bad debt allowance was required.

Reportable Segments

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which increased disclosure requirements regarding a public entity's reportable segments. ASU No. 2023-07 also require incremental line-item disclosures about each reportable segment's expenses and other segment items.

Additionally, it requires disclosure about the title and position of the Chief Operating Decision Maker (CODM). ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the Chief Operation Decision Maker ("CODM"). who uses net income to evaluate the results of the business. Additionally, the CODM uses

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

3.   NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025 the Company had net capital of $42,174, which was $37,174 in excess of its minimum capital requirement.

4.   INCOME TAXES

The Company is a C corporation and files federal Form 1120 U.S. Corporation Income Tax Return, NYS CT-4 General Business Corporation Franchise Tax Return, and New York City Corporation Tax Return. The Company recorded income taxes of $737 in 2025. This included Federal taxes of $0 and the minimum taxes for NYS and NYC totaling $1,150, partially offset by prior year payments.

The Company has a deferred tax asset for the net operating loss carry forward of approximately $31,000, which was fully reserved by a 100% valuation allowance due to the uncertainty of future taxable income.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The 2022, 2023, 2024, and 2025 tax years are open and subject to examination by the taxing authorities. The Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

5.   RELATED PARY TRANSACTIONS

Expense Sharing Agreement

The Company extended its expense sharing agreement as of October 1, 2023 with BDA Partners Inc. ("Affiliate"). The Affiliate will continue to pay for the following expenses (salaries, benefits, IT, information and telecom, equipment, office supplies, travel and

5.   RELATED PARTY TRANSACTIONS (CONTINUED)

entertainment, furnishings, leasehold improvements, and postage and delivery) on behalf of the Company. The value of these expenses cannot be easily determined.

The expense agreement is continuous until amended in writing by either party at their sole discretion.

The expenses paid by the Affiliate are billed directly to the Affiliate by the vendor or other parties and any contracts or leases will be between the Affiliate and the vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate the Affiliate for paying these expenses.

From time to time, the Company receives client expense reimbursements and employee payroll withholdings related to benefits that were originally paid by the Affiliate. The Company also settles out-of-pocket travel and other expenses incurred by its employees and is reimbursed by the Affiliate for these in accordance with the Expense Sharing Agreement. The Company and the Affiliate settle any balances owed by one party to the other through periodic payments.

As of December 31, 2025, there was an amount receivable from the Affiliate of $277,494, and an amount receivable from the Parent of $177,506, which are included as receivables on the statement of financial condition. Both receivable amounts are unsecured and non-interest bearing.

Lease Agreement

The Company entered into a month-to-month lease agreement with the Affiliate on October 1, 2013, which stipulates the Company will pay rent to the Affiliate of $7,000 per month. Rent expense was $84,000 for the year ended December 31, 2025. As the lease agreement is on a month-to-month basis and there are no legally enforceable obligations of the Company, the Company elected not to recognize a right-of-use asset and a lease liability under the lease accounting standard in accordance with FASB ASC 842-20-25-2.

Consulting Arrangements with Related Parties

The Company has a consulting agreement with BDA Partners Ltd., its Hong Kong based Parent.

The Parent, in connection with its subsidiaries, will perform work in Asia and Europe, from time to time, in connection with the Company's M&A engagements. A fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent and subsidiaries, and the global profitability of the BDA group of companies, as determined each year. The fees, if any, are included in statement of operations as "Allocated expenses to related parties." For the year ended December 31, 2025, expenses of $1,380,380 were allocated to the Company.

5.   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company performs M&A advisory work in the United States and, from time to time, in connection with the Parent's M&A engagements. A fee is paid to the Company from the Parent in relation to the volume of work performed by the Company and the BDA group of companies, as determined each year. The M&A advisory revenue totaled $63,839 for the year ended December 31, 2025 and is included in the statement of operations as part of revenue.

6.   CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. There was nothing in excess of insured limits as of December 31, 2025.

For the year ended December 31, 2025 substantially all of the Company's revenue was generated from one customer. Revenue from this customer represented approximately 99% of total revenue for the period.

7.   RETIREMENT PLAN

The Company offers a defined contribution qualified 401(k) plan ("Plan") for all employees who are at least 20 years of age. Employees are eligible upon commencement of their employment with the Company, and may contribute to the plan a percentage of their compensation or a fixed dollar amount, up to a maximum of $23,500 for 2025. Participants who will have reached the age of 50 to 59 or are 64 or over before the close of the plan year are eligible to make up to $7,500 of additional contributions. Participants who will be between the ages of 60 and 63 at the close of the Plan year are eligible to make up to $11,250 of additional contributions. The Company provides a matching contribution of 100% of the first 3% of employee contributions for the year, plus 50% of employee deferrals that exceed 3% but do not exceed 5% of total compensation for the year. Employee contributions and Company matching contributions are invested at the direction of the employee into one or more of the Plan's investment funds. The Company's total matching contributions were $15,354 for the year ended December 31, 2025.

8.   COMMITMENTS AND CONTINGENCIES

The Company had no ongoing or threatened legal matters, commitments or contingencies as of December 31, 2025.

9.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 27, 2026, the date on which these statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BDA ADVISORS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

NET CAPITAL:

Total shareholder's equity	$	497,663

Deductions and/or charges:
  Non-allowable assets:

Prepaid taxes	(489)
Receivables from non broker-dealers	(455,000)

Net capital before haircuts on securities positions	42,174
Haircuts on securities positions	-
Undue concentration	-

Net Capital	$	42,174

AGGREGATE INDEBTEDNESS:
  Items included in the balance sheet:

Accounts payable and accrued expenses	$	20,950

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required based on AI (6-2/3% of aggregate indebtedness)	$	1,397
Minimum net capital required	$	5,000
Excess net capital	$	37,174
Net capital less greater of 10% of total AI or 120% of min. net capital	$	36,174
Percentage of aggregate indebtedness to net capital is		50%

There are no material differences between the preceding computation and the Company's amended corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025 filed on March 25, 2026.



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Management and Shareholder's
of **BDA Advisors Inc.**:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of **BDA Advisors Inc.** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting $63,839 differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting an immaterial difference of $96;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*

BDA ADVISORS INC   8-69049

For the fiscal period beginning ___1/1/2025___ and ending ___12/31/2025___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 2,002,774.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 2,002,774.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 2,002,774.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 3,004.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2025_ SIPC-6 or 6A	$ 3,000.00

11	**a** Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for _2025_ SIPC-6 and 6A(s)	$ 3,000.00	
	d Add lines 11a through 11c		$ 3,000.00

12	**LESSER** of line 10 or 11d.	$ 3,000.00

13	**a** Amount from line 8	$ 3,004.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 3,000.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 4.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 4.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-69049	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	BDA ADVISORS INC 1270 AVENUE OF THE AMERICAS STE 2901 NEW YORK, NY 10020 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BDA ADVISORS INC	Bill Pullano
(Name of SIPC Member)	(Authorized Signatory)
2/11/2026	bpullano@bdapartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Shareholder's
of **BDA Advisors Inc.:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **BDA Advisors Inc.** (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BDA Advisors Inc.'s management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BDA Advisors Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Exemption Report

BDA Advisors Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Management has determined that the Company is a "non-covered firm" that (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the fiscal year without exception.

BDA Advisors Inc.

By: /s/ William R Pullano

William R. Pullano, FinOp

March 27, 2026